EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR APRIL 11, 2002 PE

ENDESA, S.A.

(Exact name of Registrant as specified in its charter)

KINGDOM OF SPAIN
(Jurisdiction of Incorporation)

PRINCIPE DE VERGARA, 187
28002 MADRID, SPAIN
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

FORM 20-F_X_ FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO_X_

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

ENDESA, S.A.

Table of Contents

ENDESA, Sociedad Anónima

(ENDESA)

Annual General Shareholders' Meeting

On March 12, 2002, the Company's Board of Directors resolved to call the Annual General Shareholders' Meeting, to be held in Madrid, at the Crystal Pavilion of the Trade Fair Grounds of the Casa de Campo park (*Recinto Ferial de la Casa de Campo, Pabellón de Cristal, Avenida de Portugal s/n*), on May 9, 2002, at 11:00 a.m., in first call. In the event that the said General Meeting is unable to be held in first call, as a consequence of not having reached the necessary quorum, the General Meeting will be held in the same place and at the same time on May 9, 2002, in second call, in accordance with the following

AGENDA

One. Examination and approval, as the case may be, of the Annual Accounts (Annual Report, Balance Sheet and Income Statement) and the Management Report of the Company and its Consolidated Group, for the fiscal year closed as at December 31, 2001, as well as of the corporate management for the said fiscal year.

Two. Application of fiscal year earnings and distribution of dividend.

Three. Appointment of Auditor for fiscal year 2001 for the Company and its Consolidated Group.

Four. Appointment of Directors.

Five. Authorization for the Company and its subsidiaries to acquire treasury stock pursuant to the provisions of article 75 and additional provision one of the Spanish Corporations Law (*Ley de Sociedades Anónimas*).

Six. Delegation to the Board of Directors for a period of five years of the power to issue debentures, bonds, notes and other analogous fixed income securities, both simple as well as exchangeable and/or convertible into shares of the Company, up to the maximum limit provided by article 282.1 of the Spanish Corporations Law (*Ley de Sociedades Anónimas*), attributing thereto, in the case of convertible bonds, the power to exclude the right to preferred subscription of shareholders and holders of convertible securities, thereby making void the authorization granted by the General Shareholders' Meeting of April 13, 2000, as well as the resolution in respect of application for admission to trading of the securities so issued on secondary markets.

Seven. Application of Fiscal Consolidation Scheme.

Six. Authorization to the Board of Directors for the execution, implementation and rectification, as the case may be, of the resolutions adopted by the General Meeting, as well as to substitute the authorities it receives from the General Meeting, and granting of powers to notarize and process such resolutions as a public instrument.

INTERVENTION OF NOTARY PUBLIC AT GENERAL MEETING

The Board of Directors has resolved to summon the presence of a Notary Public of the Madrid Association of Notaries Public (*Ilustre Colegio Notarial de Madrid*) to draw up the Minutes of the General Meeting, in accordance with the provisions of article 114 of the Spanish Corporations Law (*Ley de Sociedades Anónimas*) and article 101 of the Mercantile Registry Regulations (*Reglamento del Registro Mercantil*).

RIGHT TO ATTEND AND INFORMATION

The following may attend the General Meeting: shareholders who, individually or pooled together with others, are holders of a minimum of 50 shares, provided that they have them registered in the pertinent book-entry register five days in advance of the General Meeting. Attendance cards will be provided by the member entities of the Spanish Securities Clearing and Settlement Service (*Servicio de Compensación y Liquidación de Valores*) or, as the case may be, by ENDESA, at the registered offices, subject to deposit of the documents evidencing title to and locking-up of the securities.

All shareholders entitled to attend may have themselves represented at the General Meeting by means of another person. Proxies to which the general scheme for public request for representation is applicable must contain voting instructions. It is understood that, should such instructions not be given, the proxyholder will vote in favor of the proposed resolutions.
In accordance with the provisions of article 212 of the Spanish Corporations Law (*Ley de Sociedades Anónimas*), the shareholders may obtain from the Company, immediately and free of charge, the Annual Accounts and Management Report of the Company and its Consolidated Group for the fiscal year closed as at December 31, 2000, as well as the respective Auditors' Reports.

Finally, in relation to item SIX of the Agenda, the shareholders may examine at the company's registered offices (calle Príncipe de Vergara, no. 187, 28002 Madrid), and request the delivery or sending, free of charge, of the proposal and report presented by the Directors to the General Meeting, in relation to the resolutions submitted to the approval of the shareholders of Endesa, S.A. under the said item SIX of the Agenda.

GENERAL INFORMATION

1. Information by Telephone

For any clarification on the delivery of documentation and any other aspect relating to this meeting notice, shareholders may address the Information Office located at the company's registered offices, Príncipe de Vergara Street, no. 187, Madrid, either in person or by telephoning 900 666 900 from 9:00 a.m. – 2:00 p.m., and from 4:00 p.m. – 6:00 p.m.

2. Service for attending General Meeting

ENDESA will facilitate attendance of the General Meeting by providing bus service. Buses will leave from Príncipe de Vergara Street, no. 187, at 9:30 a.m., 9:45 a.m., 10:00 a.m. and 10:15 a.m., on May 10, 2002.

FORECASTED DATE FOR HOLDING GENERAL MEETING

ENDESA HEREBY INFORMS ITS SHAREHOLDERS THAT, IN LINE WITH THE EXPERIENCE OF PREVIOUS YEARS, IT IS FORESEEABLE THAT THE GENERAL MEETING WILL BE HELD IN SECOND CALL, NAMELY, ON MAY 10, 2002, IN THE PLACE AND AT THE TIME INDICATED ABOVE. SHOULD THAT NOT BE THE CASE, IT WILL BE ANNOUNCED IN THE DAILY PRESS SUFFICIENTLY IN ADVANCE.

Madrid, March 13, 2002
Salvador Montejo Velilla, Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENDESA, S.A.

Dated: April 11, 2002

By: [signature]

Name: Jacinto Pariente

Title: Manager of North America Investor Relations